Mail Stop 3561
      June 30, 2005

Richard J. Olin
Vice President and General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

      Re:	Costco Wholesale Corporation
		Registration Statement on Form S-3
      Filed June 8, 2005
		File No. 333-125637

Dear Mr. Olin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Front Cover Page
1. Please advise why you did not rely on Rule 457(j) of Regulation C to calculate the registration fees.
Summary, page 4

What Happens If You Do Not Accept The Rescission Offer?, page 5
2. Please expand the sub-section to include a brief discussion addressing the impact to securityholders who decide to reject the rescission offer. Please note that a securityholder`s federal right of rescission may survive the rescission offer and the statute of limitations related to a rescission offer. In this regard, securityholders who do not accept the rescission offer may exercise their legal rights under Section 12 of the Securities Act throughout the remaining statutory period, even after the end of the rescission offer. Provide corresponding disclosure in a risk factor and in The
Rescission Offer section. As part of the corresponding disclosure, briefly explain the nature of Section 12 rights and the length of the statutory period as provided by Section 13.
Risk Factors, page 6
3. Please include a risk factor discussing how a total or partial acceptance will affect your continued business vitality and what impact a partial acceptance may have upon the market value of the remaining securities.
4. To the extent material, please include a risk factor indicating that if your securityholders sell substantial amounts of your common stock in the public market following this rescission offering, the market price of your common stock could fall. Also, those sales might make it more difficult for you to sell equity or equity-related securities in the future at a time and price that you deem appropriate.

Questions and Answers About Our Recession Offer, page 8
5. In a tabular format, please disclose any state law issues associated with this rescission offer, including any state laws that may have been violated, the relevant statute of limitation under state law, and the effect of the rescission offer under state law for each state where the rescission offer is made.
The Rescission Offer, page 21

Background and Reason for the Rescission Offer, page 21
6. We note your disclosure that "up to 1,326,325 shares of [y]our common stock that the trustee purchased...may not have been registered for sale by Costco Wholesale Corporation in a timely manner in accordance with the Securities Act." Please expand your disclosure to provide further detail. For example, please specify the section(s) of the Securities Act that may have been violated and describe the actual circumstances under which the possible violations arose. Also disclose how and when you discovered that you may have issued shares that were not properly registered under the Securities
Act. Finally, clarify, if accurate, that there is no requirement that there be a finding of a violation of the securities laws for the securityholders to be able to participate in the rescission offer.
7. Please revise to fully disclose the extent to which the offeree`s right to sue is affected by the rescission offer under state law, including possible remedies. For example, please discuss whether rejection of the rescission offer would limit any common law or statutory remedies. Also, discuss how a securityholder can preserve any statutory remedies, and for how long. Moreover, discuss how the rescission offer will affect the securityholder`s remedies arising out of both technical and fraud violations.
8. Please expand your disclosure to address whether there will be any restrictions on future transferability of common shares that are not tendered in the rescission offer.
9. Please state the dollar amount of funds needed if all purchasers were to accept the rescission offer.
Terms of the Rescission Offer, page 22
10. We note that you will pay an interest of 8% per annum to purchasers of your rescinded securities. To provide securityholders a comparative estimate of your offer, please provide in a tabular format the interest rates required by the states in which the rescission offer is made. In addition, please explain why the securityholders are not entitled to the rates set forth by the states.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	David R. Wilson, Esq.
	Heller Ehrman LLP
      Fax: (206) 447-0849

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Richard J. Olin
Costco Wholesale Corporation
June 30, 2005
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